UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ST. JOE COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

790148100

(CUSIP Number)

Bruce R. Berkowitz

c/o Fairholme Capital Management, L.L.C.

4400 Biscayne Boulevard, 9th Floor

Miami, FL 33137

(305) 358-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Andrew G. Dietderich, Esq.

Janet T. Geldzahler, Esq.

Sullivan & Cromwell LLP

125 Broad Street, New York, New York 10004

212-558-4000

February 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 790148100
1	Name of Reporting Person Fairholme Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 24,704,702
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 26,784,636
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,784,636
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.92%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 790148100
1	Name of Reporting Person Bruce R. Berkowitz
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 24,704,702
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 26,784,636
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,784,636
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.92%
14	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 790148100
1	Names of Reporting Person Fairholme Funds, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 23,136,502
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 23,136,502
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,136,502
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.98%
14	Type of Reporting Person (See Instructions) IV

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The Reporting Persons are reviewing their options to take action as a shareholder of the Issuer to help implement changes on the Issuer’s Board of Directors (the “Board”) which the Reporting Persons believe would be in the best interests of all shareholders. Whether or not such action would be taken depends primarily on what actions are taken by the Board itself. The Reporting Persons may contact members of the Issuer’s management, the members of the Board, other significant shareholders, corporate governance and shareholder advisory organizations, and others regarding these changes.

On February 10, 2011, Bruce R. Berkowitz sent the following email to the Board:

Enclosed is a Schedule 13D which Fairholme is filing with the SEC today.

While we remain hopeful that constructive change can be accomplished through consensual board action, developments at the past board meeting, including our objections to current executive compensation, lead Charlie and me to believe that our obligations under Schedule 13D require this disclosure.

We also realize that one of the proposed director candidates, Rodney Baretto, has provided services to St. Joe and that this may prevent him from being considered an independent director. Accordingly, Charlie and I propose Governor Charlie Crist, who is well known to all of you.

Item 5.	Interest in Securities of Issuer.

(a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 26,784,636 Shares (28.92%) of the Issuer, the Fund may be deemed to be the beneficial owner of 23,136,502 Shares (24.98%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 26,784,636 Shares (28.92%) of the Issuer, based upon the 92,624,703 Shares outstanding as of October 28, 2010, according to the Issuer.

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 24,704,702 Shares, the Fund has the shared power to vote or direct the vote of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 24,704,702 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 26,784,636 Shares, the Fund has the shared power to dispose or direct the disposition of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 26,784,636 Shares to which this filing relates.

The transactions effected in the Shares since the Schedule 13D/A filed by the Reporting Persons on January 12, 2011 are set forth in Exhibit B.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons since the Schedule 13D/A filed by the Reporting Persons on January 12, 2011 is filed herewith as Exhibit B.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: February 10, 2011	FAIRHOLME CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Bruce R. Berkowitz
Bruce R. Berkowitz

FAIRHOLME FUNDS, INC.

	By:	/s/ Bruce R. Berkowitz
Bruce R. Berkowitz

/s/ Bruce R. Berkowitz
BRUCE R. BERKOWITZ

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).